UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                  (Amendment No. _______)*

         Monmouth Real Estate Investment Corporation
                      (Name of Issuer)

                   Common Stock $.01 Par)
               (Title of Class of Securities)

                         #609720107
                       (CUSIP Number)

                       Eugene W. Landy
                    Chairman of the Board
                  United Mobile Homes, Inc.
              Juniper Business Plaza, Suite 3-C
                     3499 Route 9 North
                 Freehold, New Jersey 07728
                       (732) 577-9997)
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notice and Communications)

                      October 24, 2001
   (Date of Event Which Requires Filing of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __________

Note:   Schedules  filed  in paper format  shall  include  a
signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 609720107                Page  2 of 7  Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     United Mobile Homes, Inc., a New Jersey corporation
     Federal I.D. #22-1890929

2.   Check the Appropriate Box if Member of a Group

                                        (a)  ____

                                        (b)    X

       Existence  of  a  group  is  not  affirmed  but   see
relationship described herein.

3.   SEC Use Only



4.   Source of Funds

     WC -- Working Capital of United Mobile Homes, Inc.

5.    Check  Box  if  Disclosure  of  Legal  Proceedings  is
Required Pursuant to  Items 2(d) or 2(e)

     None                               _____

6.   Citizen or Place of Organization

     Eatontown, New Jersey

7.   Sole Voting Power

     United Mobile Homes, Inc.          520,765.7695

8.   Shared Voting Power

     Not applicable

9.   Sole Dispositive Power

     United Mobile Homes, Inc.          520,765.7695

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CUSIP No. 609720107                Page  3 of  7 Pages

10.  Shared Dispositive Power

     Not applicable

11.   Aggregate Amount Beneficially Owned by Each  Reporting
Person

     United Mobile Homes, Inc.          520,765.7695

12.   Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

                                                  X

13.  Percent of Class Represented by Amount in Row (11)

     5.03%

14.  Type of Reporting Person

     United Mobile Homes, Inc. - Corporate (CO)

Item 1.   Security and Issuer.

      The securities that are the subject of this statement consist of common stock $.01 par value) of Monmouth Real Estate Investment Corporation (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

     Monmouth Real Estate Investment Corporation
     Juniper Business Plaza, Suite 3-C
     3499 Route 9 North
     Freehold, New Jersey 07728

Item 2.   Identity and Background

     (a)  This statement is filed on behalf of United Mobile
Homes, Inc., a New Jersey corporation.

      (b)  The business address of United Mobile Homes, Inc.
is as follows:

          United Mobile Homes, Inc.
          Juniper Business Plaza, Suite 3-C
          3499 Route 9 North
          Freehold, New Jersey 07728

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CUSIP No. 609720107                Page  4 of   7   Pages

      (c)   The  principal business of United Mobile  Homes,
Inc. is a real estate investment trust owning and operating manufactured home communities and other real estate.

      (d) United Mobile Homes, Inc. has not during the past five (5) years been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

      (e) United Mobile Homes, Inc. was not during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding ,was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) United Mobile Homes, Inc. is a New Jersey corporation with its principal executive offices in New
Jersey.

Item 3.   Source and Amount of Funds or Other Consideration.

      (a) United Mobile Homes, Inc. used general working capital funds to acquire shares in Monmouth Real Estate
Investment Corporation pursuant to its Dividend Reinvestment and Stock Purchase Plan.

      (b) The source of the funds used to purchase the subject securities and used to purchase a portfolio of other real estate stocks is principally capital raised through the Dividend Reinvestment and Stock Purchase Plan of United Mobile Homes, Inc.

      (c) United Mobile Homes, Inc. has not used borrowed funds to acquire the subject securities.

      (d) The most recent purchase was on October 15, 2001 pursuant to the Dividend Reinvestment and Stock Purchase Plan (the "Plan") of Monmouth Real Estate Investment Corporation. United Mobile Homes, Inc. invested $80,000, and this brought the total amount of shares held by United Mobile Homes, Inc. to be in excess of five percent (5%) of the outstanding shares of Monmouth Real Estate Investment Corporation. Pursuant to the Plan, Monmouth Real Estate Investment Corporation notified United Mobile Homes, Inc. of the number of shares purchased on October 24, 2001.

Item 4.   Purpose of Transaction.

      United Mobile Homes, Inc. estimates that it owns real estate with a market value of in excess of $100,000,000. Its corporate policy is to invest in other real estate investment trusts in the approximate amount of $20,000,000. It maintains a portfolio of marketable securities of other real estate investment trusts.

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CUSIP No. 609720107                Page  5 of  7  Pages

      United Mobile Homes, Inc. and Monmouth Real Estate Investment Corporation are two separate real estate investment trusts ("REITs"). Certain directors are directors of both REITs. Management of the two REITs overlap. The two companies have been operated by common management since their formation in 1968. United Mobile Homes, Inc. specializes in the ownership and operation of manufactured home communities. Monmouth Real Estate Investment Corporation specializes in the ownership and operation of net-leased industrial properties.

      At the present time, United Mobile Homes, Inc. has no plans or proposals that relate to (i) any extraordinary corporate transaction; (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition or control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any other material changes in the operation, management, structure or financial condition of the Issuer. United Mobile Homes, Inc. intends to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of business.

       In the event Monmouth Real Estate Investment Corporation becomes a substantially larger REIT, there might be advantages in operating the two REITs under one corporate structure and as one entity. At the present time, management of United Mobile Homes, Inc. believes that the advantages of specializing in one type of property exceed any one benefit from combining the two companies.

     Item 5.   Interest in the Securities of the Issuer.

     (a) United Mobile Homes, Inc. owns 520,765.7695 shares of common stock of the Issuer, which equals approximately
5.03% of the total 10,353,412 outstanding shares of common stock of the Issuer.

     Incorporated herein by reference is the proxy statement of Monmouth Real Estate Investment Corporation dated March 21, 2001 and filed on Form 14A on March 23, 2001 which shows the ownership by the officers, directors and principal shareholders in Monmouth Real Estate Investment Corporation.

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CUSIP No. 609720107                Page  6 of  7  Pages

     Incorporated herein by reference is the proxy statement of United Mobile Homes, Inc. dated April 25, 2001 and filed on Form 14A on May 8, 2001 which shows the ownership by the officers, directors and principal shareholders in United Mobile Homes, Inc.

      The proxy statements of both United Mobile Homes, Inc. and Monmouth Real Estate Investment Corporation describe the relationships with the respective officers, directors and principal shareholders and United Mobile Homes, Inc. and Monmouth Real Estate Investment Corporation. Membership in a group is disclaimed.

      (b) With respect to all shares of common stock of the Issuer held by United Mobile Homes, Inc., United Mobile
Homes, Inc. has the sole power to vote and the sole power to dispose.

      (c)   United  Mobile  Homes, Inc. acquired  13,333.333
shares of common stock of the Issuer at $6.00 per share through its Dividend Reinvestment and Stock Purchase Plan on
October 15, 2001.

     United Mobile Homes, Inc. acquired 15,400.435 shares of common stock of the Issuer at $5.875 per share through its Dividend Reinvestment and Stock Purchase Plan on September
17, 2001.

     In general, the officers and directors of Monmouth Real
Estate   Investment  Corporation  reinvest  their  dividends
pursuant  to  the Dividend Reinvestment and  Stock  Purchase
Plan.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of common stock of the Issuer held by United Mobile Homes, Inc.

     (e)  Not applicable.

Item   6.     Contracts,  Arrangements,  Understandings   or
Relationships with
          Respect to Securities of the Issuer.

      United Mobile Homes, Inc. is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer. There are no contracts, arrangements, understandings or relationships among the persons named except as described in the proxy statement dated April 25, 2001 and filed on Form 14A on May 8, 2001 and incorporated herein by reference.

CUSIP No. 609720107                Page  7 of 7  Pages


Item 7.   Material to be Filed as Exhibits.

     None

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    October 25, 2001

                              United Mobile Homes, Inc.,
                                   a New Jersey corporation


                              By /s/Eugene W. Landy
                                 Eugene W. Landy
                                 Chairman of the Board